Mail Stop 6010   March 7, 2008

Daniel O. Kennedy, Esq.
RLI Corp.
Vice President, General Counsel and Corporate Secretary
9025 North Lindbergh Drive
Peoria, Illinois 61615

            Re: RLI Corp.
                    Preliminary Proxy Statement on Schedule 14A
                    Filed February 29, 2008
                    File No. 001-09463

Dear Mr. Kennedy:

        This is to advise you that we have limited our review of the above proxy statement to the issues identified below. We will make no further review of this filing.

        Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Proposal Three

1. Please disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized as a result of the approval of the amendment to the Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock from 50 million to 200 million.

2. Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." You have "bundled" the "various other important changes" with the amendment to the Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock in proposal three. Each change should be separately identified, discussed and voted on in the proxy statement.

Daniel O. Kennedy, Esq.
RLI Corp.
March 7, 2008
Page 2

        As appropriate, please revise your proxy statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Sonia Barros at (202) 551-3655 with any questions.

                                Sincerely,

                                Jeffrey Riedler
                                Assistant Director